December 5, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp. Application for Withdrawal on Form AW

pursuant to Rule 477 of the Securities Act of 1933, as amended,

of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 (a) of the Securities Act of 1933, as amended, Stevia Corp. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), filed with the Commission on December 3, 2013.

As discussed with SEC staff members, the Registrant is requesting the withdrawal of the Amendment because the Amendment references and was filed under an incorrect File Number, 333-179745. Upon the effectiveness of the request for withdrawal, the Registrant plans to refile an amendment to the Registration Statement with the correct File Number, 333-188720. No securities have been sold in connection with the Amendment.

Very truly yours,

Stevia Corp.

By:	/s/ George Blankenbaker
Name:	George Blankenbaker
Title:	President, Secretary, Treasurer and Director
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)